SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 2, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 2, 2010, the Company reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting:

1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES OF THE SHAREHOLDERS’ MEETING.

The Shareholders’ Meeting approved by majority vote the appointment of the Bank of New York Mellon and CRESUD S.A.C.I.F. y A. for them to approve and sign the minutes of the Shareholders’ Meeting.

2. CONSIDERATION OF THE DOCUMENTATION SET FORTH IN SECTION 234, SUBSECTION 1, LAW 19,550, FOR THE FISCAL YEAR ENDED 06-30-10.

The Shareholders’ Meeting approved by majority vote the documentation under consideration, and the omission of its reading in connection of the prior availability of such by the Board of Directors to the shareholders in the due advance.

3. CONSIDERATION OF DUTIES DISCHARGED BY THE BOARD OF DIRECTORS.

The Shareholders’ Meeting approved by majority vote the duties discharged for the fiscal year under consideration by the Board of Directors and in each of its members, as well as the duties discharged by the Audit Committee and the Executive Committee.

4. CONSIDERATION OF DUTIES DISCHARGED BY THE SUPERVISORY COMMITTEE.

The Shareholders’ Meeting approved by majority vote the duties discharged by the Supervisory Committee during the fiscal year under consideration.

5. DISCUSSION AND ALLOCATION OF RESULTS FOR THE FISCAL YEAR ENDED 06-30-10, WHICH SHOWED PROFITS IN THE AMOUNT OF $334,501,000. CONSIDERATION OF PAYMENT OF DIVIDENDS IN CASH AND/OR IN KIND IN AN AMOUNT OF $66,900,000. DELEGATION INTO THE BOARD OF DIRECTORS OF ITS IMPLEMENTATION.

The Shareholders’ Meeting approved by majority vote (i) to allocate 5% of the fiscal year results to Legal Reserve, (ii) a dividend payment only in cash, increasing the sum proposed by the Board of Directors for up to the amount of Ps.120,000,000 – delegating into the Board of Directors its implementation; and (ii) to allocate the remaining amount to the New Projects Account.

6. CONSIDERATION OF REMUNERATION PAYABLE TO BOARD MEMBERS FOR THE FISCAL YEAR ENDED 06-30-10 IN THE AMOUNT OF $27,790,676- THAT IS, $10,512,344, IN EXCESS OF THE MAXIMUM AMOUNT EQUIVALENT TO FIVE PER CENT (5%) OF PROFITS WHICH WAS INCREASED IN COMPLIANCE WITH SECTION 261 OF LAW 19,550 AND THE REGULATIONS ISSUED BY THE ARGENTINE SECURITIES EXCHANGE COMMISSION, BY VIRTUE OF THE PROPOSED AMOUNT FOR ALLOCATION OF DIVIDENDS. DELEGATION OF POWERS INTO THE BOARD OF DIRECTORS FOR THE APPROVAL OF THE AUDIT COMMITTEE BUDGET.

The Shareholders’ Meeting approved by majority vote (a) the remuneration to the Board of Directors of an amount of Ps 27,790,676 for the fiscal year ended on June 30, 2010, (b) to empower the Board of Directors (i) to timely proceed with its allocation and distribution in accordance with the specific tasks performed by its members, (ii) to effectuate monthly advances fees ad referendum of the next Ordinary Shareholders’ Meeting, and (iii) the delegation into the Board of Directors of the consideration, approval and allocation of the Audit Committee’s budget.

7. CONSIDERATION OF REMUNERATION PAYABLE TO THE MEMBERS OF THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED 06-30-10.

The Shareholders’ Meeting approved by majority vote not to pay any compensation to the members of the Supervisory Committee.

8. CONSIDERATION OF THE NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS, IF APPLICABLE.

The Shareholders’ meeting approved by majority vote (i) to establish the number of Regular Directors to 13 and the number of Alternate Directors to 5, (ii) the appointment (a) Mr. Gary Gladstein, Alejandro Gustavo Elzstain and Fernando Rubin as regular directors(non independent under the terms of the resolution 400/CNV), and (b) Daniel Ricardo Elzstein (non independent under the terms of the resolution 400/CNV) and Enrique Antonini (independent under the terms of the resolution 400/CNV) as alternate directors.

9. APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE.

The Shareholders’ Meeting approved by majority vote the appointment of José Daniel ABELOVICH, Marcelo Héctor FUXMAN and Noemí COHN as Regular Members of the Supervisory Committee, and Roberto Murmis, Silvia Cecilia De FEO and Alicia Graciela RIGUEIRA as Alternate Members of the Supervisory Committee for a term of one fiscal year. All such of them are independent under the terms of the resolution 400/CNV, however they have been providing remunerated professional assistance to companies under Section 33 of the Law Nº 19,550.

10. APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE ENSUING FISCAL YEAR AND DETERMINATION OF AMOUNT PAYABLE AS ITS REMUNERATION.

The Shareholders’ Meeting approved by majority vote (i) the amount of Ps. 4,173,956 paid during the fiscal year ended on June 30, 2010, (ii) to appoint for the fiscal year 2010/2011, the firms (a) PRICEWATERHOUSE&CO, member of PriceWaterhouseCoopers, designating Fabían Norberto Montero as Regular External Auditor and Raúl Leonardo Viglione as Alternate External Auditor, and, (b) Abelovich Polano & Asociados, designating José Daniel Abelovich as Regular External Auditor and Marcelo Héctor Fuxman and Roberto Daniel Murmis, both as Alternate External Auditors, and (iii) the fixation of a compensation of an amount of Ps. 4,340,415, which includes professional advice relating to Sarbanes-Oxley rules, issuance of prospectus, tax consultations and other certifications.

11. UPDATE THE SHARED SERVICES AGREEMENT REPORT. AUTHORIZATION OF AMENDMENTS AND DELEGATION OF POWERS.

The Shareholders’ Meeting approved by majority vote all the actions taken by the Board of Director related to the Shared Services Agreement and its amendments, which is audited by Deloitte & Co. SRL in a semi-annual basis.

12. TREATMENT OF AMOUNTS PAID ON PERSONAL ASSETS TAX OF THE SHAREHOLDERS.

The Shareholders’ meeting approved by majority vote the actions taken by the Board of Directors related to the shareholders’ personal assets tax, and the aforementioned tax shall be totally assumed by the Company while this decision is not modified by another shareholder’s act.

13. CONSIDERATION OF AN INCREASE IN THE AMOUNT OF THE GLOBAL NOTE PROGRAMME IN FORCE IN AN ADDITIONAL AMOUNT OF UP TO US$ 50,000,000 (OR THE EQUIVALENT THEREOF IN OTHER CURRENCIES). DELEGATION OF POWERS TO THE BOARD OF DIRECTORS AND APPROVALS.

The Shareholders’ Meeting approved by majority vote the increase in the amount of the Global Note Programme for the notes issuance, non-convertible into shares, with or without guarantee o guarantied by third parties, currently for a maximum outstanding amount of up to U$S 400,000,000 (or the equivalent thereof in other currencies), for an additional amount of U$S 50,000,000, rising up to U$S 450,000,000 the maximum amount of the Programme; all in accordance with the Notes Law and other amendments and regulations. Also, it approved the delegation into the Board of Directors of it implementation.

14. CONSIDERATION OF THE APPROVAL OF THE PROSPECTUS FOR THE MERGER OF PATAGONIAN INVESTMENT S.A. (“PAISA”) INTO THE COMPANY, AND SPIN-OFF BETWEEN THE COMPANY AND INVERSORA BOLÍVAR SA (“IBOSA”) AND PALERMO INVEST S.A., (“PISA”). RATIFICATION OF THE ACTIONS TAKEN TO THE DATE BY THE BOARD OF DIRECTORS OF EACH OF THE ABOVE MENTIONED COMPANIES AND/OR THE ATTORNEYS IN FACT OF THE COMPANY, PAISA, PISA AND IBOSA IN REGARD TO THE MERGER AND SPIN-OFF APPROVED IN THE SHAREHOLDERS´MEETING HELD ON OCTOBER 29, 2009 ADJOURNED TO NOVEMBER 27, 2009 AND RESUMED ON SUCH DATE. DELEGATIONS AND AUTHORIZATIONS.

The Shareholders’ Meeting approved by majority vote (i) the reorganization under consideration in the terms that it had been approved in the shareholder’s meeting held on October 29 and November 27, 2009, as well as (ii) the delegations timely made into the Board of Directors with the same criterion, and (iii) the approbation of the documents under discussion.

15. RATIFICATION OF THE DELEGATION OF POWERS TO THE BOARD OF DIRECTORS IN REGARD TO THE PAYMENT OF BONUS TO THE COMPANY’S MANAGEMENT DULY APPROVED IN THE SHAREHOLDERS’ MEETING HELD ON OCTOBER 29, 2009.

The Shareholders’ Meeting approved by majority vote to ratify the delegation made into the Board of Directors for the distribution in cash or in kind of up to 1% of the outstanding capital of the Company. It was also approved by majority vote to delegate in the Board of Directors its implementation, percentage allocation, time and form of execution.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: November 12, 2010.